UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ROYAL MINES AND MINERALS CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

78033P 10 1
(CUSIP Number)

JASON S. MITCHELL, MANAGING MEMBER,
E-ORE HOLDINGS, LLC
2580 Anthem Village Drive, #112
Henderson, NV 89052
(702) 588-5973
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or
240.13d -1(g), check the following box [   ].

CUSIP No. 78033P 10 1

1.	Name of Reporting Person: E-ORE HOLDINGS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: NEVADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 43,000,000 SHARES

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 43,000,000 SHARES

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,000,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 32.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 78033P 10 1

This Schedule 13D/A (Amendment No. 1) is being filed by E-Ore Holdings, LLC pursuant to Section 240.13d -2(a) of the Securities Exchange Act of 1934 to amend and supplement the Schedule 13D of the Reporting Person originally filed with the United States Securities and Exchange Commission on September 3, 2009. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1.             SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share, of Royal Mines And Minerals Corp., (formerly Centrus Ventures Inc.) a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2580 Anthem Village Drive, #112, Henderson, NV 89052.

ITEM 2.             IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

E-ORE HOLDINGS, LLC (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is 2580 Anthem Village Drive, Henderson, NV 89052.

C.	Present Principal Occupation and Employment:

The Reporting Person is a limited liability company formed in the State of Nevada. It is an investment holdings company. The principal executive office of the Reporting Person is located at 2580 Anthem Village Drive, Henderson, NV 89052.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is Nevada limited liability company incorporated in the State of Nevada.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On January 31, 2010, the Reporting Person acquired 18,000,000 Units for cash proceeds of $100,000 and to offset the amount of $800,000 owed by the Issuer to the Reporting Person. Each Unit is comprised of one share of the Issuer's common stock (each a "Private Placement Share") and one share purchase warrant (each a "Warrant"), with each Warrant entitling the holder to purchase an

CUSIP No. 78033P 10 1

additional share of the Issuer's common stock for a period of two years at an exercise price of $0.10 US per share.

On August 18, 2009, the Reporting Person acquired 3,500,000 units purchased at a price of $0.10 per unit for total proceeds of $350,000. Each Unit is comprised of one share of the Issuer's common stock (each a "Private Placement Share") and one share purchase warrant (each a "Warrant"), with each Warrant entitling the holder to purchase an additional share of the Issuer's common stock for a period of two years at an exercise price of $0.20 US per share. The 3,500,000 units were purchased by the Reporting Person to offset the amount of $350,000 owed by the Issuer to the Reporting Person.

ITEM 4.             PURPOSE OF TRANSACTION

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The 18,000,000 Private Placement Shares and 18,000,000 Warrants of the Issuer purchased on January 31, 2010 by the Reporting Person were acquired for investment purposes.

The 3,500,000 Private Placement Shares and 3,500,000 Warrants of the Issuer purchased on August 18, 2009 by the Reporting Person were acquired for investment purposes.

Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

CUSIP No. 78033P 10 1

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Aggregate Beneficial Ownership:

As of February 4, 2010, the Reporting Person beneficially owns the following securities of the Issuer:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	43,000,000 Shares Direct(2)	32.5% Direct

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.

(1)

Applicable percentage of ownership is based on 110,680,352 shares of common stock outstanding as of February 4, 2010, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)	Consists of 21,500,000 Shares held by the Reporting Person and warrants to acquire 21,500,000 Shares.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the 21,500,000 Private Placement Shares and 21,500,000 Warrants held by it and has the sole power to dispose of or to direct the disposition of the Shares held by it.

(c)	Transactions Effected During the Past 60 Days:

Except for the acquisition of the 21,500,000 Private Placement Shares and 21,500,000 Warrants on January 31, 2010 described above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

CUSIP No. 78033P 10 1

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2010
Date

/s/ Jason S. Mitchell
Signature

Jason S. Mitchell / Managing Member
E-Ore Holdings LLC
Name/Title